Exhibit 97.1
HOLOGIC, INC.
AMENDED AND RESTATED POLICY ON RECOUPMENT (CLAW-BACK) OF INCENTIVE-BASED COMPENSATION

PART I.    MANDATORY RECOUPMENT
Recoupment of Incentive-Based Compensation
It is the policy of Hologic, Inc. (“Hologic” or the “Company”) that, in the event the Company is required to prepare an accounting restatement of the Company’s financial statements due to material non-compliance of the Company with any financial reporting requirement under the federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, the Company will recover on a reasonably prompt basis the amount of any Incentive-Based Compensation Received by a Covered Executive during the Recovery Period that exceeds the amount that otherwise would have been Received had it been determined based on the restated financial statements.
Policy Administration and Definitions
This Policy is administered by the Compensation Committee (the “Committee”) of the Company’s Board of Directors (the “Board”). This Part I is intended to comply with, and as applicable to be administered and interpreted consistent with, Listing Rule 5608 adopted by Nasdaq to implement Rule 10D-1 under the Securities Exchange Act of 1934, as amended (collectively, “Rule 10D-1”).
For purposes of this Policy:
“Incentive-Based Compensation” means any compensation granted, earned or vested based in whole or in part on the Company’s attainment of a financial reporting measure that was Received by a person (i) on or after October 2, 2023 (the “Effective Date”) and after the person began service as a Covered Executive, and (ii) who served as a Covered Executive at any time during the performance period for the Incentive-Based Compensation. A financial reporting measure is (i) any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measure derived wholly or in part from such a measure, and (ii) any measure based in whole or in part on the Company’s stock price or total shareholder return.
Incentive-Based Compensation is deemed to be “Received” in the fiscal period during which the relevant financial reporting measure is attained, regardless of when the compensation is actually paid or awarded.
“Covered Executive” means any current or former executive officer of the Company as defined under Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended, as determined by the Board or the Committee.
“Recovery Period” means the three completed fiscal years immediately preceding the date that the Company is required to prepare the accounting restatement described in this Policy and any “transition period” as prescribed under Rule 10D-1.

Recoupment; Interpretation
If the Committee determines the amount of Incentive-Based Compensation Received by a Covered Executive during a Recovery Period exceeds the amount that would have been Received if determined or calculated based on the Company’s restated financial results, such excess amount of Incentive-Based Compensation shall be subject to recoupment by the Company pursuant to this Policy. If the Committee cannot determine the amount of excess Incentive-Based Compensation received by the Covered Executive directly from the information in the accounting restatement and/or for Incentive-Based Compensation based on stock price or total shareholder return, the Committee will determine the amount based on a reasonable estimate of the effect of the accounting restatement. In all cases, the calculation of the excess amount of Incentive-Based Compensation to be recovered will be determined on a pre-tax basis. Any determinations made by the Committee under this Policy shall be final and binding on all affected individuals.
Method of Recoupment
The Company may effect any recovery pursuant to this Policy by requiring payment of such amount(s) to the Company, by set-off, by reducing future compensation, or by such other means or combination of means as the Committee determines to be appropriate. The Company need not recover the excess amount of Incentive-Based Compensation if and to the extent that the Committee determines that such recovery is impracticable and not required under Rule 10D-1, including if the Committee determines that the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered after making a reasonable attempt to recover such amounts. The Company is authorized to take appropriate steps to implement this Policy with respect to Incentive-Based Compensation arrangements with Covered Executives.
PART II.    DISCRETIONARY RECOUPMENT
In addition to the mandatory recoupment provisions set forth in Part I of this Policy, if the Board (or one of more committees of the Board, as the Board may deem appropriate, provided that any such Committee is composed of entirely independent directors) determines that a Senior Executive (as defined below) has engaged in fraud or willful misconduct that results in a restatement of the Company's financial results, then the Board may review all Covered Compensation (as defined below). If the Board determines that the Covered Compensation would have been lower if it had been based on the restated financial results, the Board may, to the extent permitted by applicable law and after giving effect to the mandatory recoupment provisions set forth in Part I of this Policy, seek recoupment from the Senior Executive of any portion of such Covered Compensation, as it deems appropriate after a review of all relevant facts and circumstances, which may include the following:
•the Board's view of what performance-based compensation would have been awarded to or earned by the Senior Executive had the financial statements been properly reported;
•the nature of the events that led to the restatement;
•the conduct of the Senior Executive in connection with the events that led to the restatement;
•whether the assertion of a claim against the Senior Executive could prejudice Hologic's overall interests and whether other penalties or punishments are being imposed on the Senior Executive, including by third parties such as regulators or other authorities; and
•any other facts and circumstances that the Board deems relevant.
For purposes of this Part II: (i) “Covered Compensation” means all incentive compensation awarded to or earned by the Senior Executive during the fiscal periods materially affected by the restatement, including annual cash incentive or bonus awards and all forms of equity-based compensation, whether vesting on the basis of performance or time and including any proceeds, gains or other economic benefit actually or constructively received upon any receipt or exercise of any equity awards or upon the receipt or resale of any share of common stock received in settlement or upon exercise of any equity awards; and (ii) “Senior Executive” means any Covered Executive, any Hologic Vice President, and any other key employees who are designated from time to time by the Board or the Chief Executive Officer.
PART III.    MISCELLANEOUS
Other Recoupment Rights
Any right of recoupment or recovery pursuant to this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any other policy, any employment agreement or plan or award terms, and any other legal remedies available to the Company.
Amendment
This Policy supersedes and replaces the Policy on Recoupment (Claw-Back) of Performance-Based Compensation dated November 5, 2013. The Board or the Compensation Committee may amend this Policy from time to time in its discretion.

Effective October 2, 2023

3